Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134625

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated February 28, 2007)

278,465 Shares

Common Stock

This prospectus supplement supplements the prospectus dated February 28, 2007 (the “prospectus”) relating to the offer and sale by the selling stockholders identified in the prospectus of up to 278,465 shares of common stock of Boston Private Financial Holdings, Inc. (“Boston Private”). This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus dated February 28, 2007.

This prospectus supplement includes a Proxy Statement filed on March 9, 2007 and updates the section in the prospectus called “Incorporation by Reference” with the following:

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference into this document the information that we have filed with the SEC. Incorporation by reference means that we may disclose important information to you by referring you to other documents that are legally considered to be part of this document.

We incorporate by reference the specific documents listed below that we have previously filed with the SEC (other than the portions of those documents not deemed to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2006.

•	Proxy Statement filed March 9, 2007.

You may request a copy of our filings, and any exhibits specifically incorporated by reference as an exhibit in this document, at no cost, by writing or telephoning us at the following address: Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attention: Margaret W. Chambers, Secretary. Telephone requests may be directed to Margaret W. Chambers at (617) 912-1900.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated March 9, 2007. You should not assume that the information contained in this document is accurate as of any date other than that date.

See “ Risk Factors” beginning on page 2 of the prospectus to read about risks you should consider before investing in our common stock.

These securities are not deposits or other obligations of a bank. These securities are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 9, 2007.

SCHEDULE 14A

(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No.     )

Filed by the Registrant  ☒                 Filed by a Party other than the Registrant  ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Rule 14(a)-12

Boston Private Financial Holdings, Inc.

(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11

(1)	Title of each class of securities to which transaction applies: ☐

(2)	Aggregate number of securities to which transaction applies: ☐

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0- (Set forth the amount on which the filing fee is calculated and state how it was determined): ☐

(4)	Proposed maximum aggregate value of transaction: ☐

(5)	Total fee paid: ☐

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed: ☐

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

ANNUAL MEETING OF STOCKHOLDERS

April 25, 2007 at 10:00 a.m.

Notice to: Stockholders of BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the “Meeting”) of Boston Private Financial Holdings, Inc. (the “Company”) will be held at Ten Post Office Square, 2nd Floor, Boston, Massachusetts 02109, on Wednesday, April 25, 2007 at 10:00 a.m., for the following purposes:

1.	to elect four (4) Class I Directors of the Company;

2.	to consider and act upon any other matter which may properly come before the Meeting or any adjournment or postponement thereof.

Any action may be taken on the foregoing proposals at the Meeting on the date specified above, or on any date or dates to which the Meeting may be adjourned or postponed.

The Board of Directors has fixed the close of business on March 5, 2007 as the record date for determining the stockholders entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof.

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, YOU ARE REQUESTED TO COMPLETE AND SIGN THE ENCLOSED PROXY CARD, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, AND TO MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE. ANY PROXY MAY BE REVOKED BY DELIVERY OF A LATER DATED PROXY. STOCKHOLDERS OF RECORD WHO ATTEND THE MEETING MAY VOTE IN PERSON EVEN IF THEY HAVE PREVIOUSLY DELIVERED A PROXY.

By Order of the Board of Directors

MARGARET W. CHAMBERS

Secretary

Boston, Massachusetts

Dated: March 9, 2007

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

Ten Post Office Square

Boston, Massachusetts 02109

PROXY STATEMENT

Annual Meeting of Stockholders

To be held on Wednesday, April 25, 2007

GENERAL

This Proxy Statement is furnished to the stockholders of Boston Private Financial Holdings, Inc., a Massachusetts corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board of Directors”) from holders of the outstanding shares of the Common Stock, par value $1.00 per share (the “Common Stock”), of the Company for use at the Annual Meeting of Stockholders (the “Meeting”) of the Company to be held on Wednesday, April 25, 2007 at 10:00 a.m. Boston time, at Ten Post Office Square, 2nd Floor, Boston, Massachusetts 02109 and at any adjournment or postponement thereof, for the purposes set forth herein.

The Notice of Annual Meeting of Stockholders, this Proxy Statement and the accompanying proxy are first being sent to stockholders on or about March 9, 2007.

The shares represented by the enclosed proxy will be voted as specified therein if the proxy is properly executed and received prior to the Meeting and not properly revoked. If a properly executed proxy is submitted and no instructions are given, the proxy will be voted FOR the proposals contained in the proxy, including the nominees for election to the Board of Directors. In accordance with Securities and Exchange Commission (the “Commission”) rules, boxes and instructions are provided on the enclosed proxy card for stockholders to mark if they wish either to vote “for” or to “withhold authority” to vote for one or more of the Company’s nominees for Directors. It is not anticipated that any matters other than those set forth in this Proxy Statement will be presented at the Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

A stockholder of record may revoke a proxy by (i) filing an instrument of revocation with the Company at Ten Post Office Square, Boston, Massachusetts 02109, Attention: Secretary, (ii) filing a duly executed proxy bearing a later date, or (iii) appearing in person at the Meeting and withdrawing the proxy.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

VOTING AND QUORUM

The Board of Directors has fixed the close of business on March 5, 2007, as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Meeting. At the Record Date, 36,747,387 shares of Common Stock were outstanding and entitled to vote at the Meeting and there were 1,154 stockholders of record.

The holders of each share of Common Stock outstanding as of the close of business on the Record Date shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. Transferees after such date will not be entitled to vote at the Meeting. Each holder of Common Stock is entitled to one vote for each share held of record for each matter properly submitted for consideration at the Meeting. The presence, in person or by proxy, of the holders of at least a majority of the total number of outstanding shares of Common Stock constitutes a quorum for the transaction of business at the Meeting. Abstentions and “broker non-votes” (that is, shares represented at the meeting which are held by a broker or nominee and as to which (i) instructions have not been received from the beneficial owner or the person entitled to vote and (ii) the broker or nominee does not have discretionary voting power) shall be treated as shares that are present and entitled to vote with respect to such matters for purposes of determining whether a quorum is present. With respect to the election of directors, such election shall be determined by a plurality of votes cast by stockholders. Shares represented by a proxy that withholds authority to vote for a particular nominee or nominees and broker non-votes will be disregarded in determining the “votes cast” for the election of directors and will not affect the election of the nominees.

ANNUAL REPORT

All holders of record are being sent a copy of the Company’s 2006 Annual Report, which contains audited financial statements of the Company for the fiscal years ended December 31, 2006, 2005 and 2004 and a copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Commission on or about February 28, 2007. These reports, however, are not part of the proxy soliciting material.

PROPOSAL 1.

ELECTION OF DIRECTORS

The Board of Directors of the Company consists of eleven members divided into three classes, with each class elected for a three-year term. One class of Directors is elected by the Company’s stockholders at each annual meeting of stockholders. At the Meeting, four Class I Directors will be elected to serve until the 2010 annual meeting and until their successors are duly elected and qualified, or until their earlier death, resignation or removal. All four of the nominees are currently serving on the Board of Directors. The Board of Directors has nominated Eugene S. Colangelo, Allen L. Sinai, Timothy L. Vaill, and Stephen M. Waters for re-election as Class I Directors.

Each nominee has agreed to continue to serve as a Director if re-elected. If any nominee shall become unavailable for any reason, all proxies will be voted FOR the election of such other person as the Board of Directors may recommend.

Unless otherwise instructed, the persons named in the proxy will vote the shares to which the proxy relates FOR the election of the nominees to the Board of Directors.

The Board of Directors of the Company recommends a vote FOR the election of the four nominees to the Board of Directors as Class I Directors of the Company.

INFORMATION REGARDING DIRECTORS

The following table sets forth certain information regarding the Directors of the Company, including the nominees for election at the Meeting as Class I Directors, based on information furnished by them to the Company:

		Age	Director Since
Class I—Term Expires 2007
Eugene S. Colangelo*(1)(2)	Westborough, MA	59	1987
Allen L. Sinai*(2)	Lexington, MA	67	1995
Timothy L. Vaill(2)	Andover, MA	65	1993
Stephen M. Waters*(2)	Greenwich, CT	60	2004
Class II—Term Expires 2008
Peter C. Bennett(1)*	Osterville, MA	68	1986
Kathleen M. Graveline*	Needham, MA	55	2003
Walter M. Pressey	Belmont, MA	62	2001
William J. Shea*	North Andover, MA	59	2004
Class III—Term Expires 2009
Herbert S. Alexander*	Westborough, MA	64	1991
Lynn Thompson Hoffman*#	Santa Fe, NM	58	1994
Richard I. Morris, Jr.*	London, England	57	2003

*	Independent Director.
#	Lead Director.
(1)	Includes service as a director of Boston Private Bank & Trust Company (“Boston Private Bank”) prior to the formation of the holding company structure in 1988.
(2)	Nominee for election or re-election.

The Board of Directors of the Company have determined that each Director is “independent” in accordance with the definition in the Marketplace Rules of the National Association of Securities Dealers, Inc. (the “NASDAQ Rules”), the listing standards applicable to the Company, except for Mr. Vaill and Mr. Pressey. Under the NASDAQ Rules, a director is considered independent only if the director is not an executive officer or employee of the Company and the Board affirmatively determines that the director does not have a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the NASDAQ Rules, the Board may not make a valid finding of independence if the director, or a family member of such director, had certain relationships or received certain compensation from the Company. In making its determinations, the Board considered the following factors including, but not limited to, any compensation received from the Company, other than director’s fees, in excess of $120,000 during the last three years, whether the Director or any member of their family was employed as an executive officer of the Company during the last three years, and whether the Director or any member of their family is or was a partner of the Company’s independent registered public accounting firm or worked on the Company’s audit as a partner or employee of the Company’s independent registered public accounting firm during the last three years.

The principal occupation and business experience during the last five years of each Director, including each nominee for election or re-election as Class I Directors, is set forth below:

Herbert S. Alexander. Mr. Alexander is founder, President and Chief Executive Officer of Alexander, Aronson, Finning & Co., P.C., a firm of certified public accountants and consultants established in 1973. He serves on the Alumni Board of Boston University School of Management and on the Investment Committee of Morgan Memorial Goodwill Industries in Boston, Massachusetts, and formerly served on the Board of Directors of the Massachusetts Society of Certified Public Accountants and the Massachusetts Easter Seal Society. Additionally, he is a member of the Advisory Council of the Northeastern University Graduate School of Professional Accounting, Co-Chair of the YWCA of Central Massachusetts Capital Campaign, and Chair of the Easter Seals Annual Campaign in Central Massachusetts and President and Chairman of the Board of Directors of the International Association of Practising Accountants. Mr. Alexander is also a director of Boston Private Bank.

Peter C. Bennett. Mr. Bennett is a private investor and former Executive Vice President and director of State Street Research & Management Company where he was a senior executive from 1984 to 2001, when he retired. Mr. Bennett is Chairman of the Board of Directors of Christian Camps & Conferences, Inc., Boston, Massachusetts, and is Chairman of the Board of Trustees of Gordon College where he also serves on the Audit and Finance Committees. Additionally, he serves on the Boards of Advisors of Business Technology Alliance in Boston and Manomet Center for Conservation Sciences.

Eugene S. Colangelo. Mr. Colangelo is Chairman of the Board of Julio Enterprises and has served as such since the early 1980s. Julio Enterprises, a conglomerate headquartered in Westborough, Massachusetts, operates numerous businesses including retail, publishing and real estate. He is a member of the Board of Directors of Morgan Memorial Goodwill Industries in Boston, Massachusetts, and is currently Chairman of the Retail Oversight Committee. Mr. Colangelo serves as Chairman of the Board of Directors of Boston Private Bank.

Kathleen M. Graveline. Ms. Graveline is a retired financial services executive. She was formerly Executive Vice President of John Hancock Financial Services (1996-2001) where she was responsible for managing all facets of the Retail Sector. She also spent three years as Senior Vice President of Alternative Channels and Product Management at John Hancock. Prior to joining Hancock, she held the position of Senior Vice President of Fidelity Investments High Net Worth Group. Her other roles have included serving as Managing Partner of the Communique Group, a marketing and promotions firm, and Senior Vice President of The Boston Company where she held various positions in the marketing and product development areas of the bank. Ms. Graveline has served on the Board of Overseers of WGBH since 1996 and co-chairs its Marketing and Public Relations Committee. Ms. Graveline is also on the Board of Directors of Boston Private Bank.

Lynn Thompson Hoffman. Mrs. Hoffman is an attorney and private investor and serves as the Lead Director of the Company. Mrs. Hoffman is a Director of the Museum of New Mexico Foundation and serves on the Executive, Finance and Investment Committees. A former investment banker with Paine Webber and publisher with Houghton Mifflin Company, Mrs. Hoffman has served as Director of First Mutual Bank, the American Association of Publishers and the Massachusetts Society for the Prevention of Cruelty to Children where she chaired the Finance and Investment Committee. She has also served as Overseer of the New England Conservatory, Harvard Community Health Plan, and Babson College and was the past President of the Shirley Eustis House Association.

Richard I. Morris, Jr. Mr. Morris retired as Vice Chairman of Putnam Lovell NBF on December 31, 2002. He joined Putnam Lovell (formerly known as Putnam Lovell Securities, Inc.), a financial services investment banking firm, in July 1997 as Chief Operating Officer and Managing Director and established the firm’s London office. Mr. Morris was elected President of Putnam Lovell in June 2001 and became Vice Chairman following the company’s acquisition by National Bank Financial Inc., a subsidiary of National Bank of Canada, in June 2002. Mr. Morris was a co-founder, Principal and Chief Financial Officer of the Cursitor companies, an international asset management and research group. Mr. Morris currently serves as an advisor to TA Associates, a leading private equity investor, identifying and developing asset management investments in Europe. He is also an advisor to FRM Holdings Limited, a leading manager of funds of hedge funds. Mr. Morris is a member of the Advisory Council of the Franciscan Sisters of the Eucharist. He formerly served as a director of Arrowstreet Capital L.P.

Walter M. Pressey. Mr. Pressey is President and Director of Boston Private Financial Holdings, Inc., which he joined in September of 1996. He also serves on the Board of Directors of Anchor Capital Holdings, LLC, Coldstream Capital Holdings, Inc. and RINET Company, LLC all of which are affiliates of the Company. He served as Chief Financial Officer of the Company from 1996 until 2004 and became President of the Company in 2000. Prior to joining Boston Private, Mr. Pressey served in various senior executive capacities with Boston Safe Deposit & Trust Company and its parent, The Boston Company. His career at The Boston Company spanned twenty-six years and included, among other assignments, Treasurer and Chief Financial Officer of The Boston Company and its subsidiaries, Chief Planning Officer of The Boston Company, and Manager of Cash Management Services. Mr. Pressey serves as Vice Chairman and Treasurer on the Board of Trustees of the CBR Institute for Biomedical Research, a non-profit medical research firm affiliated with the Harvard Medical School and Children’s Hospital in Boston. He is past President and Director of the Financial Executives International—Boston Chapter and currently serves on the Nominating Committee. Formerly, Mr. Pressey was President of the Treasurers Club of Boston, President of the Harvard Business School Alumni Association of Boston, Director of the Harvard Alumni Association, Director of the Harvard Business School Alumni Association, and served as Founder, Director and Treasurer of the Foundation for Belmont Education. He also was Director and Treasurer of the Massachusetts Horticultural Society. Mr. Pressey served as a First Lieutenant with the U. S. Army Chemical Corps at Edgewood Arsenal in Maryland and in the Vietnam theater.

William J. Shea. Mr. Shea is a managing partner of DLB Capital, LLC, a start-up private equity company located in Wilton, Connecticut. He served as Executive Chairman of Royal & Sun Alliance USA, Inc. from 2005 to 2006. Mr. Shea served as President and Chief Executive Officer of Conseco, Inc. from 2001 to 2004 where he successfully managed that firm’s restructuring process. Prior to joining Conseco, Mr. Shea served as Chairman of the Board for Centennial Technologies, a public manufacturing company. Mr. Shea also served as Vice Chairman and Chief Financial Officer of BankBoston, Inc. prior to its acquisition by Fleet, where he had responsibility for all financial aspects of the corporation, investor relations, risk management, capital markets and private banking, among other areas. He began his career in the financial services area with Coopers & Lybrand, where he spent twenty years, and rose to serve as Vice Chairman and Firm Council Member. Mr. Shea formerly served on the Board of the Executive Committee for the Boston Stock Exchange and the Boards of Trustees for Children’s Hospital in Boston and Northeastern University. Mr. Shea has served as the Chairman of the Board of Demoulas Supermarkets since 1999 and serves on the Board of AIG SunAmerica.

Dr. Allen L. Sinai. Dr. Sinai is President, Chief Executive Officer and Chief Global Economist/Strategist of Decision Economics, Inc. (“DE”). Dr. Sinai is responsible for the DE forecasts and analyses of the U.S. and world economic and financial markets and translating this information for use in bottom-line decisions by senior level decision-makers in financial institutions, corporations and government. Dr. Sinai also is responsible for the business operations and financial performance of DE. Previously, Dr. Sinai served for over 13 years at Lehman Brothers, where he was Managing Director and Chief Global Economist, and the Director of Lehman Brothers Global Economics. He also served as Executive Vice President and Chief Economist of The Boston Company, a subsidiary of Shearson Lehman Brothers. Prior to Lehman Brothers, Dr. Sinai was Chief Financial Economist and Senior Vice President at the Lexington, Massachusetts based Data Resources, Inc. (DRI). Dr. Sinai has taught at numerous universities, including Brandeis, the Massachusetts Institute of Technology, Boston University, New York University and the University of Illinois-Chicago. He is a past President and Fellow of the Eastern Economic Association and a past President of the North American Economics and Finance Association. He has been Chairman of the Committee on Developing American Capitalism and a past member of the Time Magazine Board of Economists.

Timothy L. Vaill. Mr. Vaill is Chairman of the Board of Directors and Chief Executive Officer of the Company, which he joined on January 1, 1993. He also serves on the Board of Directors of Boston Private Bank, Borel Private Bank & Trust Company, First Private Bank & Trust, Gibraltar Private Bank & Trust Company, Westfield Capital Management Company, LLC, Sand Hill Advisors, Inc., Boston Private Value Investors, Inc., and Dalton, Greiner, Hartman, Maher & Co., LLC, all of which are affiliates of the Company. Prior to joining the Company, Mr. Vaill was President of Boston Safe Deposit & Trust Company, and Executive Vice President of

its parent, The Boston Company, serving as a director of both companies. He was with The Boston Company in various executive capacities for 18 years, and among other assignments, directed all of its international activities. In 1992, Mr. Vaill served in a senior consulting capacity for Fidelity Investments in Boston where he created a new business for the high net worth marketplace. Mr. Vaill serves on the Board of The Schreiber Corporation and also serves as a Director for the New England Aquarium, The New Hampshire Music Festival, the Squam Lakes Conservation Society, The BAA, Inc. and the Board of Trustees at Bay State College in Boston. He is also on the Board of Overseers for New England Medical Center and the New England Conservatory.

Stephen M. Waters. Mr. Waters is a partner at Compass Advisers, an independent advisory firm established in 2001, and Chairman of the Board and Chief Executive Officer of Compass Partners International, which he founded in 1996. Prior to this, Mr. Waters spent over twenty years advising corporate and financial entities both in the U.S. and internationally. Mr. Waters served from 1992 to 1996 as Co-Chief Executive Officer of Morgan Stanley Europe and was a member of Morgan Stanley’s worldwide 12-person Operating Committee. Mr. Waters joined Morgan Stanley as a Managing Director in the Mergers and Acquisitions Department in June 1988 and was Co-Director of that department from January 1990 to early 1992. Mr. Waters was Co-Director of the Mergers and Acquisition Department at Shearson Lehman Brothers from 1985 to 1988. He is Chief Executive of Compass Partners European Equity Fund, serves as Vice Chairman of the Harvard College Fund, Chair of Harvard University’s Committee on Student Excellence and Opportunity and is a member of the Board of Visitors to Harvard Business School and the Investment Committee of Princeton Theological Seminary. He is also Vice Chairman of the United States Naval Institute and Chairman of the Naval Institute Foundation.

Board of Directors Meetings

The Board of Directors held five meetings of the full Board during 2006. Each incumbent Director attended at least 75% of the aggregate number of meetings of the Board of Directors and the committees of which he or she was a member in 2006.

Director Nominations

Directors of the Company are nominated in accordance with the Company’s by-laws, which provide that directors may be nominated (i) by a majority of the Board of Directors or (ii) by any holder of record of any shares of the capital stock of the Company entitled to vote at the annual meeting of stockholders. Any stockholder who seeks to make such a nomination for the 2008 annual meeting must be present in person at such Annual Meeting and must comply with the notice provisions set forth below under “Submission of Stockholder Proposals for 2008 Annual Meeting”.

Committees of the Board of Directors

The standing committees of the Board of Directors include, among others, the Audit and Risk Management Committee, the Governance Committee, and the Compensation Committee. Current copies of the charters of these Committee’s are available on the Company’s website at www.bostonprivate.com under the tab “Investor Relations/Corporate Governance”.

The Audit and Risk Management Committee

The Audit and Risk Management Committee (hereinafter referred to as the “Audit Committee”) consists of four members of the Board, each of whom is independent in accordance with the definition of independence in the NASDAQ Rules. The Board of Directors has determined that Herbert S. Alexander and William J. Shea are “audit committee financial experts” in accordance with Commission regulations. The present members of the Audit Committee are Herbert S. Alexander, Chair, Kathleen M. Graveline, Vice Chair, William J. Shea and Stephen M. Waters. The Audit Committee held nine meetings in 2006.

The Governance Committee

The Governance Committee periodically reviews the arrangements for the overall governance of the organization by the Board of Directors and committees, assists the Board of Directors by evaluating the performance of the Board and its committees, identifies individuals qualified to become members of the Board, recommends the slate of candidates to be nominated for election, recommends the members and the Chairs of the committees of the Board, and reviews and assesses the charters of all of the Committees of the Board. The present members of the Governance Committee are Kathleen M. Graveline, Chair, Richard I. Morris, Jr., Vice Chair, Peter C. Bennett, and Eugene S. Colangelo. Of those current members, Ms. Graveline joined the Committee as of April 26, 2006. Prior to that date Mrs. Lynn Thompson Hoffman was a member of the Committee. Each member of the Governance Committee meets the independence requirements set forth in NASDAQ Rules. The Governance Committee held four meetings in 2006.

Historically, the Company has not received any proposals from stockholders recommending director candidates to be nominated for membership on the Board of the Company. Consequently, the Board of Directors has not viewed the development of a formal policy regarding the consideration of any director candidates recommended by stockholders to be appropriate, and the Governance Committee does not have such a formal policy. A stockholder wishing to nominate a director separately from the slate of directors nominated by the Company for the 2008 annual meeting should follow the procedures described in this Proxy under the heading “Submission of Stockholder Proposals for 2008 Annual Meeting”.

The Governance Committee has not established any specific, minimum qualifications that it believes must be met by an individual in order to be considered for nomination by the Committee to the Company’s Board of Directors, nor has the Governance Committee identified any specific qualities or skills that it believes are necessary for one or more of the Company’s directors to possess. In identifying potential candidates for the Board, the Governance Committee considers a broad range of qualitative factors including, but not limited to, an evaluation of the existing make-up of the Company’s Board of Directors, specialized skills that may be needed, diversity, knowledge, expertise, business contacts and relationships and the ability to commit appropriate time to the duties of a director, in order to address the perceived needs of the overall Board of Directors. In identifying nominees for election at the Annual Meeting, the Governance Committee reviews those members of the Board whose terms are expiring, discusses in detail the skill sets of each member, reviews the particular contributions made over the potential nominee’s most recent term, reviews any changes to the member’s circumstances (such as employment changes, re-location, etc.), reviews attendance records and reaches a conclusion as to whether such person should be nominated to stand for re-election or election, as the case may be.

All nominees included in this Proxy are directors standing for re-election. While the Company has not typically retained third-party search firms to identify and evaluate potential nominees, it did hire such a firm in 2006 in connection with filling one vacancy on the Board.

The Compensation Committee

The Compensation Committee provides guidance to management and the Board of Directors on matters of executive and director compensation and related benefits, and makes recommendations to the Board of Directors where necessary on certain matters, including, but not limited to, changes to compensation plans and the adoption of new plans, changes to the CEO’s and other executive officers’ compensation and changes to Board compensation programs of the Company. The present members of the Compensation Committee are Lynn Thompson Hoffman, Chair, Eugene S. Colangelo, Vice Chair, and Peter C. Bennett. John A. Straus served on the Committee from January until his resignation in October 2006. Each member of the Compensation Committee meets the independence requirements set forth in the NASDAQ Rules. The Compensation Committee held nine meetings in 2006.

For additional information on the Compensation Committee’s process for the consideration and determination of the executive and director compensation, please see the Compensation Discussion and Analysis.

Stockholders’ Communications with the Board of Directors

Stockholders wishing to communicate with the Company’s Board of Directors should address their communications to the Company’s investor relations department by email at investor-relations@bostonprivate.com, by phone at 617-912-1900, or by mail sent to the Company’s main address at Ten Post Office Square, Boston, Massachusetts 02109, Attention: Investor Relations. The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Stockholder-Board Communication” or “Stockholder-Director Communication.” All such letters should clearly state whether the intended recipients are all members of the Board or certain specified individual Directors. All communications will be reviewed by the Company’s investor relations department who will determine whether the communication will be relayed to the Board. Except for resumes, sales and marketing communications or notices regarding seminars or conferences, summaries of all stockholder communications will be provided to the Board.

Directors’ Attendance at Annual Meetings

The Company does not have a policy of requiring Directors to attend the annual meeting of stockholders. The Company does, however, schedule a meeting of its Board of Directors on the same day as the annual meeting of stockholders to facilitate each Director’s attendance at the annual meeting of stockholders. All of the members of the Company’s Board of Directors at that time attended the Company’s annual meeting of stockholders held April 26, 2006.

INFORMATION REGARDING EXECUTIVE OFFICERS

The following table lists the name, age and position of each executive officer of the Company.

Name	Age	Position
Margaret W. Chambers	47	Executive Vice President, General Counsel and Secretary of the Company; Director—KLS Professional Advisors Group, LLC
J. H. Cromarty	50	President—Eastern Region of the Company; Director—Anchor Capital Holdings LLC, Boston Private Value Investors, Inc., KLS Professional Advisors Group, LLC, RINET Company, LLC, Boston Private Bank & Trust Company and Gibraltar Private Bank & Trust Company
Kathryn A. Kearney	38	Executive Vice President—Corporate Development Manager
Jonathan H. Parker	61	President—Western Region of the Company; Director—Sand Hill Advisors, Inc., Borel Private Bank & Trust Company, First Private Bank & Trust, and Bingham, Osborn & Scarborough, LLC
Walter M. Pressey	62	President and Director of the Company; Director—Anchor Capital Holdings LLC, Coldstream Holdings, Inc., and RINET Company, LLC
Timothy L. Vaill	65	Chairman of the Board of Directors and Chief Executive Officer of the Company; Director—Boston Private Bank & Trust Company, Westfield Capital Management Company, LLC, Sand Hill Advisors, Inc., Borel Private Bank & Trust Company, First Private Bank & Trust, Boston Private Value Investors, Inc., Dalton, Greiner, Hartman, Maher & Co., LLC, and Gibraltar Private Bank & Trust Company
Robert J. Whelan	45	Executive Vice President and Chief Financial Officer of the Company

Pursuant to the by-laws of the Company, the President, Treasurer and Secretary of the Company hold office until the first meeting of the Directors following the next annual meeting of stockholders, or any special meeting held in lieu thereof. Other officers shall hold office for the same term described above, unless a shorter term is specified in the vote electing or appointing them.

Margaret W. Chambers. Ms. Chambers is Executive Vice President and General Counsel for the Company. She has over 20 years experience in the legal arena focusing on financial services matters. She is responsible for overseeing the Company’s operations from a legal perspective including merger and acquisition activities, regulatory examinations, board materials and relations, regulatory filings, real estate, employment and insurance matters. Ms. Chambers serves as the firm’s Secretary, and is also Assistant Secretary for Boston Private Bank & Trust Company. Prior to joining Boston Private in January of 2002, Ms. Chambers served as Executive Vice President and General Counsel for Funds Distributor, Inc., a Boston Institutional Group company. Before joining Funds Distributor, she served as Vice President and Assistant General Counsel at the investment management firm of Loomis, Sayles & Company, L.P. Prior to her position with Loomis, she was an associate with the law firm of Ropes & Gray focusing on securities regulatory matters, including investment company, investment advisory, broker-dealer, and securities offering matters. Ms. Chambers serves on the Board of Directors of KLS Professional Advisors Group, LLC. Ms. Chambers is a member of the Company’s Senior Policy Group.

J. H. Cromarty. Mr. Cromarty joined the Company in 2004 as President-Eastern Region, with responsibility for expanding and overseeing the firm’s wealth management capabilities in the eastern regions of the U.S. Prior to joining the Company, Mr. Cromarty was President and a director of State Street Global Alliance, LLC, an asset management holding company jointly owned by State Street Global Advisors and ABP, the Dutch pension plan for civil servants. In that capacity, he was responsible for building and managing a portfolio of eight asset management companies based in the U.S., Europe and Asia. While at State Street, he also served as managing director for the firm’s high net worth and fiduciary outsourcing businesses. Mr. Cromarty’s professional career started at The Boston Company, where he worked for over ten years before becoming a founding director of PanAgora Asset Management. Mr. Cromarty serves on the Boards of Directors of Anchor Capital Holdings, LLC, RINET Company, LLC, Boston Private Value Investors, Inc., KLS Professional Advisors Group, LLC, Boston Private Bank and Gibraltar Private Bank & Trust Company. Mr. Cromarty is a member of the Company’s Senior Policy Group.

Kathryn A. Kearney. Ms. Kearney is Executive Vice President and Corporate Development Manager at the Company. She is responsible for mergers and acquisitions, coordinates strategic planning for the enterprise, and is a member of the company’s Senior Policy Group. She has over 10-years of experience in the financial services industry. Prior to joining Boston Private in June 2000, Katie served as an Associate at Lesavoy Financial Perspectives, Inc., an independent fee-based financial planning firm in New York, New York. During her five-years there, Ms. Kearney’s responsibilities included financial analysis of high net worth individuals and their families, focusing on tax planning, retirement planning and estate analysis. She also supported client relationships, business development and office management.

Jonathan H. Parker. Mr. Parker is President-Western Region, with responsibilities for the West Coast affiliates of the Company. Prior to joining the Company as Executive Vice President in January 2003, he worked with the Company as a consultant focusing on acquisition matters. Mr. Parker is a respected expert on marketing and corporate strategy, with sub-specialties in mergers and acquisitions, and turnarounds. He has more than thirty years experience planning and directing business expansion for national and global businesses in a variety of industries. He was a founding Partner in 1980 of the management consulting firm of Edgar, Dunn & Company, a strategy firm headquartered in San Francisco with operations in London, Atlanta, and Sydney. Mr. Parker led the firm’s marketing and branding practice and was engaged by CEOs and Boards to advise them on brand strategy, new product development, diversification, new product launches, and acquisitions. He serves as a Director of Nelson Staffing, and the Sonoma Valley Boys and Girls Club. Mr. Parker also serves on the Boards of Directors of Sand Hill Advisors, Inc., Borel Private Bank & Trust Company, First Private Bank & Trust, and Bingham, Osborn & Scarborough, LLC. Mr. Parker is a member of the Company’s Senior Policy Group.

Robert J. Whelan. Mr. Whelan joined Boston Private in December 2004 as Executive Vice President and Chief Financial Officer. Mr. Whelan has over 20 years experience in the financial services industry. Most recently, he was Chief Financial Officer of MFS Investment Management and held additional senior positions at the firm over the last eight years as corporate controller, director of strategic planning and group vice president, business and technology planning. Previously, Mr. Whelan directed several strategic planning and new business development initiatives for BankBoston’s consumer bank and was an engagement manager with Deloitte & Touche Consulting Group. He began his career with Bank of New England, N.A. where he held responsibilities in the Bank’s treasury and capital markets division, as an asset and liability management portfolio manager and the Bank’s finance/operations management development program. Mr. Whelan is a member of the Company’s Senior Policy Group.

For biographical information regarding Walter M. Pressey and Timothy L. Vaill, see “INFORMATION REGARDING DIRECTORS”.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis (CD&A) provides a narrative overview of the Company’s executive compensation philosophy, programs and policies. It is intended to highlight for investors material information relating to the Company’s executive compensation programs and includes analysis on the compensation earned by its Named Executive Officers (NEOs) as detailed in the executive compensation tables. The NEOs include individuals who served as the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), as well as the other three most highly compensated executive officers of the Company, who served in such capacities during the 2006 fiscal year.

Role of the Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee of the Board of Directors (the “Compensation Committee”) operates pursuant to a charter which gives the Compensation Committee responsibility on matters of executive and director compensation and related benefits. The Compensation Committee publishes a formal calendar each year with official meeting dates and matters to be considered at each meeting including all required authorizations and approvals of CEO and NEO compensation actions. The Compensation Committee meets in executive sessions when discussing CEO performance and specific actions related to CEO compensation.

The Compensation Committee relies on management and outside advisers for staff work and technical guidance in conducting its affairs. The Compensation Committee retains full authority to engage independent third party advisers. For the past several years the Compensation Committee has retained W. T. Haigh & Company, a compensation consulting firm in Cambridge, Massachusetts, to conduct independent studies and provide objective advice on executive and director compensation. W.T. Haigh & Company attends meetings and conducts its work on an “as requested basis” by the Compensation Committee. The Company also retains Goodwin Procter LLP for legal and advisory services on executive compensation matters, including the drafting of legal plan documents, and Towers Perrin for all actuarial work related to the CEO Supplemental Executive Retirement Plan (“SERP”). The Company may use other firms from time to time in the normal course of business.

The CEO and the Senior Vice President of Human Resources attend most meetings. In addition, other members of management may attend as requested by the Compensation Committee. The Senior Vice President of Human Resources, working closely with the Compensation Committee Chair, is responsible for the administrative aspects of all meetings including taking the official meeting minutes and preparing the meeting agendas. The Compensation Committee approves all compensation actions with respect to the Company’s CEO and, based on the recommendations by the CEO, all of the Company’s other Executive Officers.

Executive Compensation Philosophy

The Company’s executive compensation philosophy is to pay what is necessary to attract, motivate, engage and retain executive talent for the long term so that its executives can stay focused on the Company’s mission of building a highly successful, diversified wealth management firm on a national scale. As a firm committed to long-term relationships, the Company strives to create an entrepreneurial environment where its employees feel valued and rewarded for their contributions to the Company’s sustainable growth plan. The long-term goal is that high-performing individuals remain with the Company.

The Company has evolved over the years from a small private banking organization to a growth-oriented, diversified wealth management firm with 13 affiliated companies. The Company has embraced the principle of establishing aggressive but achievable goals as a key part of its compensation philosophy as it continues to grow and diversify. Selecting appropriate goals and performance measures for inclusion in its compensation programs requires constant assessment and re-evaluation by the Compensation Committee, with input from management and outside advisers, to reflect market dynamics, changing business and strategic priorities and the Company’s growth phase. Key to this approach is retaining flexibility and exercising sound judgment to ensure that the programs appropriately motivate executives to manage the Company at all levels in the organization for long-term growth and viability and to increase value for its shareholders.

Program Objectives

The Company’s executive compensation programs are designed around four key objectives:

1.	Aligning executive interests with shareholder interests through strong performance-oriented incentive programs.
2.	Motivating and rewarding the achievement of annual and long-term growth goals.
3.	Attracting, retaining and engaging individuals critical to the long-term success of the Company.
4.	Reinforcing an entrepreneurial, success-sharing culture.

In support of these objectives, the Company believes that executive compensation should be linked to overall Company performance, reflect each executive’s role and individual performance, and include a sizable equity component.

Principles for Setting Compensation Levels

The factors considered by the Company in setting executive compensation levels are:

1.	Performance (short-term and long-term results against pre-set targets/goals).
2.	Overall cost (relative to budget and what the Company can afford).
3.	Internal relationships/relative value of positions.
4.	Market competitiveness (market benchmarking against diversified financial peer group and general industry).

Performance and overall cost considerations are reviewed as part of the Company’s annual executive compensation cycle. The Compensation Committee considers the overall financial performance of the Company, as well as individual performance and contributions, and uses a disciplined review process to assess the performance of its executives and overall results.

Compensation actions are also reviewed in the context of tax and regulatory considerations, the overall budget and, most recently, relative to industry costs. The Compensation Committee reviews the cost of its executive programs for reasonableness both in terms of absolute dollars and relative to performance. In addition, the Compensation Committee has begun to look at internal ratios across executive positions (for example, the President’s total compensation as a percentage of the CEO’s total compensation) to ensure that the Compensation Committee remains comfortable with the internal executive pay progression. Lastly, the Compensation

Committee looks at market competitiveness as a key influencer (how much it pays for its executives relative to how much the market pays for similar positions). The process for conducting market benchmarking and determining market competitiveness is described in more detail below.

The Compensation Committee believes that the aggregate total compensation as reported in the Summary Compensation Table (“SCT”) for its NEOs is reasonable and fair from a performance, cost, internal equity and market competitiveness standpoint. Specifically:

•	NEO compensation is tied to, and varies with, the overall performance of the Company.
•	NEO compensation is within the Company’s established financial plan.
•

CEO total direct compensation (i.e., base salary, annual incentive and long-term incentive) is at a ratio of 2.4 times the average for all other NEOs, and well within a reasonable ratio when considering relative role and internal value.

•	Total direct compensation is within the targeted competitive market range for all NEO positions, consistent with the Company’s stated compensation philosophy.
•	Executive perquisite offerings are kept to a minimum and are within competitive norms for the diversified financial services industry, and the general industry more broadly.

Total Compensation Market Benchmarking and Peer Group

As the Company grows, diversifies and becomes more complex, defining a peer group for the market benchmarking of executive compensation is increasingly challenging. In particular, there are few publicly traded companies exactly like Boston Private of a similar size. As a result, the Company relies on the following criteria to aid in the selection of a relevant compensation peer group:

•	Competitors for executive talent in the wealth management industry.
•	United States public companies (to be able to access data).
•	Growth-oriented companies, typically with positive revenues and earnings growth over prior three years.
•	Companies that are effective competitors in business segments that overlap with that of the Company.
•	Inclusion of financial holding companies, wherever possible.

The Company’s peer group covers a broad size range (based on revenue and market capitalization). For compensation comparison purposes, the data compiled from the peer group is adjusted for size and validated against broader financial services and general industry data.

Based on these factors the Company currently uses a peer group consisting of the following companies:

Affiliated Managers Group	Northern Trust Corporation
AllianceBernstein Holding LP	PrivateBancorp
Bryn Mawr Bank Corporation	Southwest Bancorp
City National Corporation	S.Y. Bancorp, Inc.
CoBiz Inc.	Synovus
Cullen/Frost	T. Rowe Price Group, Inc.
Eaton Vance	Waddell & Reed Financial Inc.
First Republic Bank	Washington Trust
Janus Capital Group Inc.	Wilmington Trust
Legg Mason, Inc.	Wintrust Financial
Mellon Financial Group

The Company’s peer group was last reviewed in 2006. At the time of the review, the Company was below the median of the peer group in terms of size (revenue and market capitalization) but above the median for performance metrics such as revenue growth, net income growth and total shareholder return. The Company will continue to review its peer group (at least annually) for relevancy and overall fit with Boston Private.

The Company’s peer group for compensation benchmarking is different from the peer group used in the Company’s stock performance graph in the Company’s Form 10-K because the stock performance graph peer group relies on readily available, consistent indices/composites such as the NASDAQ composite and the SNL index, both relevant for purposes of comparing the Company’s total shareholder return. The peer group detailed above has evolved as the Company’s mix of business has evolved. As a result, the peer group has been used more as an internal management tool for performance and executive compensation benchmarking than as a formal reporting tool for stock performance comparison purposes for the Company’s public filings. In addition to the peer group, the Company considers proxy information of more comparably sized organizations across the financial services and general industry groups as additional market inputs for total compensation comparisons.

The Company relies on qualified third-party advisers for the development of competitive market ranges for its executive positions after consideration of all relevant data sources and factors (such as adjusting for the size of the peer group organizations). Judgment is exercised in developing the competitive market ranges for each position (rather than a formulaic approach) and to the extent possible, consistent peer group criteria and approach to market analysis is used. The Company conducts periodic competitive market reviews approximately every two years.

Total Compensation Positioning versus Market

The Company targets total direct pay for executives in the 50th - 75th percentile of the competitive market range as determined by the total compensation market benchmarking and peer group analysis described above. Actual compensation positioning versus market will vary year-to-year based on Company and individual performance and overall cost considerations. Based upon the last competitive market review (2006), direct pay for the Company’s NEOs was positioned within the 50th - 75th percentile of the competitive market range.

Program Components and Policies

Compensation Elements and Targeted Mix

The compensation elements used for the Company’s executives include the following:

Direct Compensation

•	Base salary
•	Annual incentive bonus
•	Long-term equity incentive

A substantial portion of total direct compensation is allocated to variable, performance-based annual and long-term incentives. This is done to link executive compensation closely to the achievement of targeted results and performance as measured over a one-year and three-year period. The incentive components are intended to reinforce the larger scope of responsibilities, higher degree of decision-making and the potential impact of each executive’s performance. As a result of this emphasis on performance-based incentives, it is expected that there will be variability in executive pay year to year.

The direct compensation mix for the NEOs as a group (including the CEO) is targeted to deliver approximately one third of compensation through base salary, one third through the annual incentive bonus, and one third through the long-term equity incentive, with some variation across positions.

Indirect Compensation

•	Benefits
•	Perquisites

The Company’s executives participate in Company-sponsored benefit programs available to all employees. In addition, the Company maintains certain executive benefit and perquisite programs consistent with market practice and does not intend for the value from these programs to make up a significant percentage of total executive compensation (with the exception of the CEO SERP which is described below). In 2006, the compensation value from executive perquisites for the CEO was 2.9% of total reported compensation as reported in the SCT. For other NEOs on average as a group, the value of executive benefits and perquisites was less than 2.0% of total reported compensation.

Base Salary

The purpose of base salary is to attract and retain key executives by providing a basic level of income comparable to that of executives in similar positions at other companies, taking into account the individual’s performance and experience. Normal cost of living and appropriate merit and promotional adjustments are made periodically in line with the salary guidelines used for all of the Company’s employees.

The Compensation Committee reviews the salaries of its NEOs annually. The amount of salary increases is generally based on each executive’s performance within specific areas of accountability as measured against achievement and satisfaction of quantitative and qualitative objectives. The Company’s general philosophy is to pay NEO base salaries relatively close to the median of the competitive market range with the incentive components driving an executive’s ability to achieve a higher total compensation positioning within the competitive market range.

Based upon a comprehensive review in 2006, NEO salaries are positioned between the 50 th and the 75th percentile of the competitive market. As a result, the Compensation Committee is being more conservative with NEO base salary increases effective January 2007 to align with the philosophy of paying closer to the median.

Base salaries were increased by 1.2%, on average, for the NEO group in 2007. This compares to an average increase of 6.5% for the NEO group in 2006. The following table itemizes base salary increases by position (annualized salaries as of December 31 of each year):

Executive	2005 Actual	2006 Actual	2007 Projected	2006 % Increase	2007 % Increase
T. Vaill	$585,000	$620,000	$620,000	6.0%	0.0%
R. Whelan (1)	$240,000	$275,000	$300,000	14.6%	9.1%
W. Pressey	$400,000	$450,000	$450,000	12.5%	0.0%
J. Cromarty	$325,000	$350,000	$350,000	7.7%	0.0%
J. Parker (2)	$345,000	$360,000	$360,000	4.3%	0.0%

Average	$379,000	$411,000	$416,000	8.4%	1.2%

(1)	Mr. Whelan was hired in December of 2004.
(2)	Mr. Parker’s actual salary rate will be 90% of the above amount for 2007 and in 2005 and 2006 was 80% of the above amounts.

Salary increases in 2006, for the most part, reflected increases in job scope and responsibility for most NEO positions as the Company continued to grow, diversify and expand its core businesses. In particular, Mr. Pressey’s increase reflected his expanded role as President and increasing focus on the Company’s acquisition strategy.

The Company did not increase NEO salaries in 2007 with the exception of Mr. Whelan’s salary, which was adjusted to be more in line with the relative positioning of other executive salaries after consideration of market data for Chief Financial Officers within the financial services industry. The Company believes that NEO salaries are fair and within a reasonable market range reflecting each executive’s role, experience, tenure with the Company and sustained performance over time.

Annual Incentive

The purpose of annual incentives is to motivate and reward executives for the achievement of the Company’s financial targets and individual performance goals.

Annual Incentives for the CEO and President

Annual incentives for the CEO and President are administered under the Company’s Annual Executive Incentive Plan (the “Plan”) adopted by the Board and approved by shareholders in 2004. This plan enables incentive payments to qualify as “performance-based compensation” under Section 162(m) of the Code. Under the Plan, the Compensation Committee utilizes a performance-based incentive framework to calculate individual incentive awards based on the attainment of pre-established objectives.

Each year, the Compensation Committee conducts a detailed performance-based review taking into account specific financial and non-financial performance categories linked to the Company’s strategic plan. Although complex to administer, the Compensation Committee selects a number of key metrics to ensure a balanced performance focus in support of the Company’s long-term strategy. Both short-term and long-term financial measures are included, as well as other factors to reinforce the emphasis on attaining goals described in the Company’s growth and strategic plan, ensuring the effective use of the Company’s capital, infrastructure building and overall leadership of the enterprise. The Company believes in using a holistic, long-term approach to performance, as ultimately the Company’s success depends on sustained performance across multiple financial and non-financial measurement categories to grow value for its shareholders over the long term.

The 2006 performance categories and targets for the CEO were:

•	Short-term financial results (40% weighting) including a revenue target of $347.4 million, operating income target of $56.3 million and cash earnings per share target of $1.83 per share.
•

Long-term financial results (20% weighting) including 3-year rolling average earnings per share growth target of 12%, 3-year rolling average ROE target of 14% and 3-year total shareholder return versus peers (target percentile ranking between the 50th - 75th % percentile).

•

Operational excellence (20% weighting) based on a subjective assessment by the Compensation Committee considering such factors as infrastructure building and progress against acquisition strategy and return on invested capital.

•	Leadership (20% weighting) based on the results of a formal Board evaluation survey of CEO effectiveness.

The 2006 performance categories and targets for the President were essentially the same as for the CEO with some differences across the non-financial categories based on goals defined for the President in 2006.

A target annual incentive payout (125% of base salary) and range of potential payout (0%-225% of base salary) are defined with actual awards calculated based on the attainment of performance in each category. Threshold and significant overachievement performance levels are also defined in order to calibrate and calculate the final awards. The Compensation Committee approves the performance-based incentive frameworks, including target award levels, and all related performance goals and formulas within the first 90 days of each calendar year.

Annual Incentives for other NEOs

Through 2006 annual incentive awards for the Company’s other NEOs have been based on the CEO’s assessment of relative individual performance and results against goals established at the beginning of the year for each executive, taking into account the overall performance of the Company. In 2007, the Company is developing performance-based incentive frameworks for all of its NEOs, and modifying the performance basis and measurement categories as appropriate, with the continued goal of optimal alignment with the Company’s strategic plan.

2006 Annual Incentive Awards (CEO and President)

On January 23, 2007, the Compensation Committee approved an annual incentive award (relating to the 2006 performance year) for Mr. Vaill of $810,000, or 131% of base salary, versus a target of 125% of base salary. The Committee also approved an annual incentive award (relating to the 2006 performance year) for Mr. Pressey of $625,500, or 139% of base salary, versus a target of 125% of base salary. The approved amounts for Mr. Vaill and Mr. Pressey represented 105% and 111% of their 2006 target awards respectively. Bonuses for 2006 for Mr. Vaill and Mr. Pressey were lower than their approved 2005 bonuses of $934,000 and $648,000, respectively, as a result of the Company’s financial performance in 2006 relative to 2005 performance.

The following table provides a comparison of the bonuses paid to the Company’s NEOs for 2006 and 2005 performance.

Executive	2006 Bonus	2005 Bonus (1)	$ change	% change
T. Vaill	$810,000	$934,000	($124,000)	(13.3%)
R. Whelan	$200,000	$150,000	$ 50,000	33.3%
W. Pressey	$625,500	$648,000	($ 22,500)	(3.5%)
J. Cromarty	$360,000	$300,000	$ 60,000	20.0%
J. Parker	$360,000	$300,000	$ 60,000	20.0%

Average	$471,100	$466,400	$ 4,700	1.0%

(1)	Bonus amounts reflects amounts awarded to Mr. Vaill and Mr. Pressey.
(2)	Actual amounts paid to Mr. Vaill and Mr. Pressey for 2005 performance were slightly lower than the 2005 amounts approved by the Compensation Committee as Mr. Vaill and Mr. Pressey both elected to take reduced bonuses in 2005 in order to re-allocate bonus dollars to other executives.

2006 Annual Incentive Awards (Other NEOs)

Annual incentive awards for 2006 for the other NEOs were discretionary based on the CEO’s assessment of each executive’s performance, with final approval by the Compensation Committee. Annual incentive awards for 2006 for all other NEOs as a group represented 93% of base salary, on average.

Long-Term Equity Incentive

The Company’s long-term incentive program is an equity-only program administered under the Company’s 2004 Stock Option and Incentive Plan. Each year the amount of the share pool for equity grants is determined based on the Company’s performance tied to three-year rolling average EPS growth and three-year rolling average ROE. A performance matrix is used as a funding guideline for purposes of determining the preliminary share pool each year. The range of the potential share pool is set at 2%-4% of the number of shares outstanding at the end of the preceding calendar year. The Compensation Committee, after consideration of the matrix calculation, exercises discretion in determining and approving the final share pool each year.

The Company currently uses restricted stock and stock options as the two primary grant forms. The Company believes both forms play an important role in attracting, retaining and motivating executives to focus on long-term value creation. The Company uses stock options because stock options, granted at fair market value (i.e., not at a discount), only deliver value when the stock price goes up, and when shareholders receive value. All of the Company’s stock options are granted at the fair market value (closing price) on the date of grant.

The Company also uses restricted stock because with restricted stock, executives receive full value shares and become shareholders of record at the date of grant. As a result, restricted stock provides immediate ownership while enhancing executive retention as a result of a forfeiture restriction in the event that the executives leave the Company before the end of the stated vesting period (or when the restrictions lapse). The Company uses an annual grant process for determining long-term incentive awards for its executives.

Long-Term Incentives for the CEO and President

For the CEO and President, the performance based incentive framework criteria used for the annual incentive awards are also used to determine the long-term incentive (LTI) awards with heavier weighting on long-term performance measures. The CEO LTI target is 125% of base salary with a potential award value range of 0%-200% of base salary based on performance in each category. The President LTI target is 100% of base salary with a potential award value range of 0%-160% of base salary based on performance in each category.

The LTI award value as calculated per the performance-based incentive framework is determined before the grant date and converted to restricted stock and stock options using the daily average stock price for the previous year. This is done to provide an equity award that considers the share price of the Company over the prior year performance period, as opposed to one trading day. Once the number of restricted stock and stock options are determined and approved by the Compensation Committee, they are granted at the closing price on the grant date, consistent with the Company’s equity grant practices and policies. The CEO and President typically receive approximately 50% of their long-term award value in the form of restricted stock and 50% in stock options.

Long-Term Incentives for other NEOs

Through 2006 the Company’s other NEOs have received discretionary long-term incentive awards and allocations across the two grant forms at the CEO’s recommendation with approval by the Compensation Committee. In 2007, performance based incentive frameworks will be used to determine long-term incentive awards for all of the Company’s NEOs.

NEO 2006 and 2007 Stock and Option Awards

Stock awards for 2006 and 2007 were granted in tandem with stock options to the Company’s NEOs. The following table presents the grant date fair value of 2006 and 2007 stock and option awards for the Company’s NEOs. The 2007 stock and option awards were approved by the Compensation Committee on February 7, 2007 with the grant date set as February 15, 2007, consistent with the Company’s equity grant policy as described below. (Note: The SCT reflects actual FASB Statement No. 123 (Revised) Share-based Payments (“FAS 123(R)”) expense related to outstanding, unvested awards attributable to 2006 as opposed to the 2006 grant date fair value reported here.)

	2006 Awards					2007 Awards (3)
Executive	Grant Date	# Options	Grant Date Fair Value (1)	# Stock Awards	Grant Date Fair Value (2)	Grant Date	# Options	# Stock Awards
T. Vaill	02/17/06	64,000	$473,600	16,000	$475,840	02/15/07	50,000	12,500
R. Whelan	02/17/06	8,000	$59,200	2,000	$59,480	02/15/07	10,000	2,500
W. Pressey	02/17/06	36,000	$266,400	9,000	$267,660	02/15/07	30,400	7,600
J. Cromarty	02/17/06	16,000	$118,400	4,000	$118,960	02/15/07	18,000	4,500
	08/16/06	—	—	10,000	$255,700	—	—	—
J. Parker	02/17/06	16,000	$118,400	4,000	$118,960	02/15/07	18,000	4,500

(1)	Fair value calculated in accordance with FAS 123(R) option valuation assumptions.
(2)	Based upon the closing price on February 17, 2006 of $29.74 for all options with the exception of Mr. Cromarty’s August 16, 2006 grant which was granted at the closing price of $25.57. Said grant represented a one-time, off cycle grant which was pre-determined as part of his new hire offer letter effective August 16, 2004.
(3)	Fair value will be calculated in accordance with FAS 123(R) option valuation assumptions and reported in the first quarter 10-Q filed with the Securities and Exchange Commission.

Factors considered in granting these awards were:

•	The Company’s overall share pool funding and the Company’s performance in the respective years.
•	Individual performance and contributions.
•	Targeted total compensation level and targeted mix of equity compensation based on each executive’s role.
•	Market competitiveness.

Stock options vest ratably over three years beginning on the anniversary of the grant date. All stock options have a ten-year option term. Restricted stock usually vests at the end of three years, on the third anniversary of the grant date.

Equity Grant Policy

The Company adopted an Equity Grant Policy in January of 2007 to ensure that its equity granting practices are maintained in strict compliance with the Company’s equity plans and policies and with all applicable laws, and to specifically prevent the backdating of any equity grant, or the manipulation of the timing of equity grants with the public release of material information with the intent of benefiting a grantee under an equity award. The policy will be effective for equity grants made after March 31, 2007. The Company’s policy is that equity grants occur on a pre-established day during each calendar quarter after the Company’s financial results for the prior quarter have been publicly disclosed. Accordingly, the grant date for all equity grants will generally be set on the 15th day of the month (or the last business day before the 15th day of the month) following the quarterly Board meeting. The four scheduled grant dates for each calendar are established at the beginning of each calendar year. The grant date shall not precede the date the grant was authorized by the Compensation Committee, and the grant date for any new hire shall not precede the employee’s date of hire. In addition, the policy provides that all awards and award terms are approved by the Compensation Committee in advance of the grant date; Boston Private executives do not have the ability to select a grant date; and the option exercise price is the closing price of the underlying stock on the date of grant.

In prior years the Company’s share pool and certain executive awards were approved annually by the Compensation Committee with a grant date set within a reasonable time period after the date of Compensation Committee approval (typically within 2-3 weeks of the Compensation Committee approval date). The grant date was always set after the date the Compensation Committee approved the awards to allow sufficient time to allocate share pools to the Company’s affiliates, determine individual awards (below the NEO level) and communicate the awards and award terms to affected associates. The CEO was delegated authority for the allocation of the approved share pool and for any off-cycle grants (i.e., grants that did not take place as part of the annual grant process) and all such grants were made at the closing price of the Company’s stock on the date of grant.

Stock Ownership Guidelines

The Company encourages its executive officers to have a meaningful investment in the common stock of the Company. The Company has not adopted a formal share ownership policy or requirement for its executive officers, but expects its officers’ ownership of Company stock to be at a level appropriate to the personal circumstances of the officer so as to align his or her individual interests with those of the stockholders. As of December 31, 2006, the CEO owned 1.31% and other NEOs as a group owned 1.00% of the Company’s common stock. This includes all options, vested and unvested, granted to the NEOs.

Perquisite Program and Other Benefits

CEO

Certain perquisite benefits are provided as part of Mr. Vaill’s employment agreement as follows: annual physical examination and any related medical testing, annual tax planning and tax preparation services, periodic estate planning and will preparation services and personal legal services. In addition, the Company provides

Company-paid term life insurance with a gross death benefit of no less than $2,000,000 and a bonus, grossed up for applicable taxes, to cover the insurance premium related to a life insurance policy issued by Mass Mutual and owned by the Vaill Insurance Trust 1995 (Boston Private Bank & Trust Company, trustee). The value of all perquisites, which was $97,163 for 2006 as detailed in footnote 5 to the SCT (excluding the 401k match and dividends paid on unvested restricted stock), is capped at $100,000 annually. For the past three years, Mr. Vaill’s actual perquisite usage has remained below the annual cap of $100,000.

Other NEOs are entitled to a financial services benefit annually of $20,000 for the President and $10,000 for other NEOs. NEOs are also eligible for an annual physical exam. The full value of all perquisites is reported as income to the individuals and, accordingly, is subject to tax.

The CEO and all other NEOs are also eligible for Company-sponsored benefit programs available broadly to Boston Private employees, including healthcare and dental benefits, short-term and long-term disability, life insurance, the Company’s 401(k) and Profit Sharing Plan and the Company’s Employee Stock Purchase Plan.

CEO Supplemental Executive Retirement Plan (“SERP”)

The Company entered into a SERP Agreement in May 2001, which was subsequently amended in July 2004 as part of Mr. Vaill’s employment agreement. The SERP provides Mr. Vaill with a retirement benefit and in exchange extends Mr. Vaill’s full vesting in the benefit to age 70.

The Company’s decision to provide the SERP was based on Mr. Vaill’s long tenure and significant contributions as CEO and the desire on the part of the Company to keep Mr. Vaill employed as CEO past what is defined as the “normal retirement” age for purposes of the Agreement. The Company believes that the SERP benefit is reasonable in light of these factors. The Company also believes it is providing a competitive benefit based on retirement benefit offerings for CEOs at other companies.

The SERP is intended to deliver approximately 57% of final average pay, before any SERP offsets as defined in the Agreement, based on Mr. Vaill’s retirement at age 70 with 19 years of service. As of December 31, 2006, Mr. Vaill had 14 years of credited service. Mr. Vaill is currently 70% vested in this retirement benefit. Mr. Vaill’s SERP benefit will be paid in monthly installments commencing with the calendar month following retirement.

Executive Deferred Compensation Plan

The Company offers a deferred compensation plan that enables certain executives to defer a portion of their income. The amounts excluded are deferred from the executive’s taxable income and are not deductible by the Company until paid. The executives select from a limited number of mutual funds and the deferred amounts are increased or decreased to correspond to the market value of these underlying hypothetical mutual fund investments. The increase in value is recognized as compensation expense. The Company maintains a Rabbi Trust with respect to these obligations.

Executive Severance/Change In Control Protection

The Company provides Change In Control Protection Agreements for certain key employees, including its NEOs, to minimize the potential for any significant client, leadership or management disruptions in the running of the day to day operations of the Company during, and up to a reasonable amount of time after, a Change in Control event. In exchange for such protection, the NEOs are subject to non-solicitation/non-accept and confidentiality agreements, for a 2-year period. Mr. Vaill is also subject to a non-competition agreement as part of his employment agreement. Additional information regarding the agreements for the Company’s NEOs is provided under the heading “Executive Agreements and Potential Payments Upon Termination or Change In Control”.

Tax, Regulatory and Accounting Implications

The Company believes it is in compliance with respect to all tax, regulatory and accounting standards. Furthermore, the Compensation Committee will continue to review each element of compensation and take the appropriate steps to ensure tax deductibility if that can be accomplished without sacrificing flexibility and other important objectives of the overall compensation program for its executives.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on this review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company’s Proxy Statement.

Submitted by The Compensation Committee of the Board:

Lynn Thompson Hoffman, Chair

Peter C. Bennett

Eugene S. Colangelo

THE FOREGOING REPORT SHALL NOT BE DEEMED TO BE “SOLICITING MATERIAL” OR TO BE “FILED” WITH THE SECURITIES AND EXCHANGE COMMISSION AND SHOULD NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS PROXY STATEMENT INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

Executive Compensation Tables

The following tables and footnote disclosure sets forth information concerning the compensation paid to or earned by the Company’s NEOs including the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Company, who served in such capacities during 2006.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and NQ Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)	(h)		(i)		(j)
Timothy L. Vaill, Chairman and Chief Executive Officer	2006	$620,000		—	$508,020	$328,227	$810,000	$913,366	(4)	$124,389	(5)	$3,304,003
Robert J. Whelan, Executive Vice President and Chief Financial Officer	2006	$275,000		$200,000	$106,582	$32,838	—	—		$10,280	(6)	$624,700
Walter M. Pressey, President	2006	$450,000		—	$225,818	$173,035	$625,500	—		$36,305	(7)	$1,510,657
J.H. Cromarty, President-Eastern Region	2006	$350,000		$360,000	$143,229	$59,397	—	—		$26,641	(8)	$939,266
Jonathan H. Parker, President-Western Region	2006	$288,000	(9)	$360,000	$114,663	$93,503	—	—		$25,412	(10)	$881,578

(1)	The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of stock awards pursuant to the 2004 Stock Option and Incentive Plan. As a result, amounts may include amounts from awards granted prior to fiscal year 2006. See footnote 17 in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2007 for the assumptions related to the calculation of these amounts.
(2)	The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of options pursuant to the 2004 Stock Option and Incentive Plan. As a result, amounts may include amounts from awards granted prior to fiscal year 2006. See footnote 17 in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2007 for the assumptions related to the calculation of these amounts.
(3)	The amounts in column (g) reflect the cash annual incentive awards to the named individuals under the 2004 Annual Executive Incentive Plan, which is discussed in further detail in the CD&A section under the heading “Annual Incentive”.
(4)	The amounts in column (h) reflect the actuarial increase in the present value of Mr. Vaill's SERP as described in more detail under “Pension Benefits”. The significant increase in the actuarial present value of Mr. Vaill's SERP is attributable to the short time period over which the Company is accruing this benefit given that the benefit was put in place relatively late in Mr. Vaill's career with Boston Private.
(5)	Includes a $6,600 matching contribution by the Company to Mr. Vaill's 401(k) for Plan year 2006, $26,376 for life insurance premiums, $33,416 for tax and financial planning services, $1,735 for legal services, $1,500 for executive medical services benefits $34,136 for tax gross-ups relating to select perquisites and benefits and $20,626 for dividends paid on unvested stock grants.
(6)	Includes a $6,600 matching contribution by the Company to Mr. Whelan's 401(k) for Plan year 2006 and $3,680 for dividends paid on unvested stock grants.
(7)	Includes a $6,600 matching contribution by the Company to Mr. Pressey's 401(k) for Plan year 2006, $12,728 for tax and financial planning services, $2,250 for executive medical services benefits $6,967 for tax gross-ups relating to specified perquisites and $7,760 for dividends paid on unvested stock grants.
(8)	Includes a $6,600 matching contribution by the Company to Mr. Cromarty's 401(k) for Plan year 2006, $10,184 for tax and financial planning services, $4,737 for tax gross-ups relating to specified perquisites and $5,120 for dividends paid on unvested stock grants.
(9)	Mr. Parker’s base salary is prorated to reflect a reduced work week (80% pay rate based on an annualized salary of $360,000).
(10)	Includes a $6,600 matching contribution by the Company to Mr. Parker's 401(k) for Plan year 2006, $10,000 for tax and financial planning services, $4,652 for tax gross-ups relating to specified perquisites and $4,160 for dividends paid on unvested stock grants.

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($) (share)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Timothy L. Vaill	02/17/06	—	—	—	—	—	—	16,000	64,000	$29.74	$949,440
	N/A	$155,000	$775,000	$1,395,000
Robert J. Whelan	02/17/06	—	—	—	—	—	—	2,000	8,000	$29.74	$118,680
Walter M. Pressey	02/17/06	—	—	—	—	—	—	9,000	36,000	$29.74	$534,060
	N/A	$112,500	$562,500	$1,012,500
J.H. Cromarty	02/17/06	—	—	—	—	—	—	4,000	16,000	$29.74	$237,360
	08/16/06	—	—	—	—	—	—	10,000	—	—	$255,700
Jonathan H. Parker	02/17/06	—	—	—	—	—	—	4,000	16,000	$29.74	$237,360

(1)	The amounts shown in column (c) reflect the minimum threshold payment levels which are 20% of the target amount shown in column (d). The amount shown in column (e) is 180% of the target amount shown in column (d).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(2) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Timothy L. Vaill	—	64,000	—	$29.74	02/17/16	4,000	$112,840	—	—
	15,000	30,000	—	$27.06	02/11/15	15,000	$423,150	—	—
	30,000	15,000	—	$27.16	02/27/14	15,000	$423,150	—	—
	35,700	—	—	$16.72	02/14/13	16,000	$451,360	—	—
	46,000	—	—	$22.26	01/17/12	18,458	$520,686	—	—
	60,000	—	—	$18.72	01/18/11	—	—	—	—
	11,450	—	—	$8.56	01/20/10	—	—	—	—
Robert J. Whelan	—	8,000	—	$29.74	02/17/16	10,000	$282,100	—	—
	2,500	5,000	—	$27.06	02/11/15	2,000	$56,420	—	—
Walter M. Pressey	—	36,000	—	$29.74	02/17/16	4,000	$112,840	—	—
	8,333	16,667	—	$27.06	02/11/15	6,000	$169,260	—	—
	6,667	6,667	—	$27.16	02/27/14	7,500	$211,575	—	—
	6,000	—	—	$16.72	02/14/13	9,000	$253,890	—	—
J.H. Cromarty	—	16,000	—	$29.74	02/17/16	6,000	$169,260	—	—
	4,000	8,000	—	$27.06	02/11/15	3,000	$84,630	—	—
	—	—	—	—	—	4,000	$112,840	—	—
	—	—	—	—	—	10,000	$282,100	—	—
Jonathan H. Parker	—	16,000	—	$29.74	02/17/16	4,000	$112,840	—	—
	4,666	9,334	—	$27.06	02/11/15	2,000	$56,420	—	—
	10,000	5,000	—	$27.16	02/27/14	4,000	$112,840	—	—
	5,000	—	—	$19.61	01/16/13	4,000	$112,840	—	—

(1)	All securities issued under either Boston Private Financial Holdings, Inc. 1997 Long-Term Incentive Plan or Boston Private Financial Holdings, Inc. 2004 Stock Option and Incentive Plan.
(2)	Most options vest in equal installments over three years.
(3)	Most shares vest three years from date of grant.

OPTION EXERCISES & STOCK VESTED

Name	Number of Shares Acquired on Exercise (#) (1)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)		Value Realized on Vesting ($)
(a)	(b)	(c)	(d)		(e)
Timothy L. Vaill	80,000	$1,604,137	18,053	(2)	$523,134
Robert J. Whelan	—	—	—		—
Walter M. Pressey	19,625	$189,418	6,000		$179,760
J.H. Cromarty	—	—	2,000		$50,500
Jonathan H. Parker	—	—	2,500		$74,425

(1)	All securities issued under either Boston Private Financial Holdings, Inc. 1997 Long-Term Incentive Plan or Boston Private Financial Holdings, Inc. 2004 Stock Option and Incentive Plan.
(2)	Includes 6,153 shares vesting in Mr. Vaill’s SERP.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Timothy L. Vaill	Boston Private Financial Holdings, Inc. Supplemental Executive Retirement Agreement	14	$4,275,169	—

(1)	The annual benefit payable at retirement is equal to the product of: (i) 3.0%, (ii) the number of years of service, and (iii) Mr. Vaill’s final average pay, as defined in the agreement. The resulting amount is offset by: (a) the annual Social Security Benefit payable at retirement multiplied by years of service divided by 40, (b) the annuitized value of the employer-provided 401(k) balance, and (c) the annuitized value of the vested portion of 24,610 shares of common stock granted on October 3, 2001 pursuant to the Restated 1997 Long-Term Stock Incentive Plan.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions In Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (1)
(a)	(b)	(c)	(d)	(e)	(f)
J.H. Cromarty	$80,072	—	$13,466	—	$119,943
Jonathan H. Parker	$14,400	—	$29,678	—	$212,774
Walter M. Pressey	$237,332	—	$48,814	—	$368,286

(1)	Deferred compensation accounts are invested in mutual funds managed by third party administrators and selected by each individual.

Executive Agreements and Potential Payments Upon Termination or Change In Control

CEO Employment Agreement

The Company entered into an Executive Employment Agreement effective January 1, 2004 (the “Employment Agreement”) to extend, amend and restate the terms of Mr. Vaill’s then existing employment agreement, which expired in accordance with its terms on December 31, 2003. The Employment Agreement provides for a three-year term, which expired on December 31, 2006, and is automatically extended by successive one-year terms each December 31st. The term of the Employment Agreement is automatically extended unless the Company provides thirty days’ prior written notice to the contrary to Mr. Vaill. Notwithstanding the foregoing, pursuant to the terms of the Employment Agreement, the Company may terminate Mr. Vaill for cause (as defined in the Employment Agreement). If the Company terminates the Employment Agreement without cause (as defined in the Employment Agreement), Mr. Vaill will be entitled to receive, among other things, an amount equal to 2.99 times his current base salary plus the average of his three most recent bonus payments in the years prior to termination and a pro-rata bonus for the year in which the termination occurs. If Mr. Vaill terminates his employment for good reason (as defined in the Employment Agreement) within three years following a change in control (as defined in the Employment Agreement), Mr. Vaill will be entitled to receive a payment equal to that which he would receive if terminated without cause. The Company will not be required to make any payment in the event of Mr. Vaill’s termination to the extent such payment would constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (a “Parachute Payment”). The Employment Agreement also provides (i) that upon any voluntary termination by Mr. Vaill of his employment (other than with good reason), he shall not be employed by any significant competitor of the Company (as defined in the Employment Agreement) for two years following such termination, and (ii) that Mr. Vaill shall not disclose any confidential information obtained by him during his employment. Mr. Vaill is also eligible to receive stock options under the 2004 Stock Option and Incentive Plan and certain incentive payments under the 2004 Annual Executive Incentive Plan.

In addition, the Company has entered into a Supplemental Executive Retirement Agreement with Mr. Vaill, which provides for payments to Mr. Vaill upon his retirement or termination of employment with the Company, other than for cause, as described above.

Change In Control Protection Agreements

The Company entered into Change in Control Protection Agreements with its NEOs effective the date of their respective agreements. The Agreements provide for certain payments and other benefits upon the occurrence of a change in control as defined in the Agreements, and including, but not limited to, the consolidation or merger of the Company or a change in the beneficial ownership of the Company as defined in the Agreements at any time during the three years after a change in control. The key provisions of the Change In Control Protection Agreements for the Company’s NEOs are as follows:

•	Lump-sum cash severance payment equal to 2.5-2.99 times annual compensation (sum of base salary and average bonus payments for the three most recent taxable years preceding termination).
•	Pro-rata bonus (for fiscal year in which termination occurs).
•	Accelerated vesting of outstanding, unvested stock option and stock awards.

Notwithstanding the foregoing, the Company will not be required to make any payment under the Agreements to the extent such payment would constitute a Parachute Payment.

The following table provides quantification of the above benefits, including benefits for Mr. Vaill as part of his Employment Agreement, assuming termination as of December 31, 2006. Estimated stock and option values calculated assuming the closing price of the Company’s stock on December 31, 2006 of $28.21.

Executive Benefit and Payments Upon Change In Control Termination

	Timothy L. Vaill	Robert J. Whelan	Walter M. Pressey	J.H. Cromarty	Jonathan H. Parker
Multiple of compensation	2.99	2.50	2.99	2.99	2.99
Lump-sum cash severance	$4,333,507	$1,125,000	$3,112,590	$1,803,967	$1,983,367
Pro-rated bonus for fiscal year of termination (1)	$810,000	$200,000	$625,500	$360,000	$360,000
Accelerated vesting of outstanding options and nonvested stock grants	$1,460,750	$344,270	$773,732	$658,030	$410,924

Total	$6,604,257	$1,669,270	$4,511,822	$2,821,997	$2,754,291

(1)	Assumes full-year bonus for 2006.

Mr. Vaill is eligible for additional three-year service credits upon a Change in Control for purposes of the SERP (for vesting purposes only). He is also eligible for the continuation of his perquisites and other employee benefits under any of the Company’s plans upon the same terms as in effect on the date of termination for a period up to three years following such termination or until such earlier time as the Executive becomes eligible for equivalent coverage(s) under another group benefit plan.

All payments calculated in respect to the Company’s Change In Control Protection Agreements shall be reduced to the extent needed to ensure tax deductibility by the Company thereby bringing them within the limitations of Section 280G of the Internal Revenue Code of 1986.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

Messrs. Colangelo, Bennett, and Mr. Straus (until Mr. Straus’s resignation in October 2006), Ms. Graveline and Mrs. Hoffman served as members of the Compensation Committee of the Board of Directors of the Company during the fiscal year ended December 31, 2006. None of these individuals has ever been an officer or employee of the Company or any of its subsidiaries.

Compensation of Directors

Directors of the Company who are not full-time employees of the Company or any of its subsidiaries receive compensation under a compensation program which became effective May 1, 2006. The annual retainer fee for Directors of the Company who are not full-time employees of the Company is $30,000; the lead director’s retainer is $42,000. The annual retainer fees are payable 100% in cash. In addition, Non-Employee Directors who serve as committee members receive an additional annual retainer fee, payable in cash, of $12,000 for audit committee and $9,000 for all other committees. Chairpersons of committees receive a higher annual retainer fee than committee members, payable in cash, of $18,000 for audit committee and $12,000 for all other committees to reflect the increased role and time commitment required as Chairperson. In addition to the foregoing, any non-employee director serving simultaneously as a member of the Board of Directors of the Company and the board of directors of a subsidiary may receive retainer fees for each board on which he or she serves. Directors of the Company also receive $30,000 in shares of common stock and $30,000 in options, both calculated based on the closing price as of May 15, on an annual basis pursuant to the 2004 Stock Option and Incentive Plan (the “2004 Plan”) (See description below).

In 2004, the Company’s Board of Directors and shareholders voted to approve and adopt the 2004 Plan for officers, employees, Non-Employee Directors and other key persons of the Company and its subsidiaries. The 2004 Plan replaced the Directors’ Stock Option Plan (the “Directors’ Plan”) that was originally approved in

1993, and upon adoption of the 2004 Plan, grants are no longer made under the Directors’ Plan. The 2004 Plan provides that during each fiscal year each Non-Employee Director of the Company may be granted, at the discretion of the Administrator (as defined in the 2004 Plan), Non-qualified Options to acquire up to 7,500 shares of common stock. Each Non-Qualified Option granted to a Non-Employee Director will have an exercise price equal to the fair market value of the shares of common stock of the Company on the grant date and will expire upon its tenth anniversary. Unless otherwise determined by the Administrator, these stock options will be exercisable after the first anniversary of the grant date. The Administrator may also grant shares (at no cost or for a purchase price determined by the Administrator) of common stock that are free from any restrictions under the 2004 Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation due to such participant. As with the Directors’ Plan, the 2004 Plan also provides that any Director who retires after serving 12 years on the Board is eligible for a one-time award of an option to purchase 10,000 shares of Common Stock.

DIRECTOR COMPENSATION

Name and Principal Position	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and NQ Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Board of Directors
Herbert S. Alexander, CPA	2006	$54,750	$52,954	$31,488	—	—	—	$139,192
Peter C. Bennett	2006	$61,500	$37,954	$31,488	—	—	—	$130,942
Eugene S. Colangelo	2006	$47,750	$52,954	$31,488	—	—	—	$132,192
Kathleen M. Graveline	2006	$74,000	$37,954	$31,488	—	—	—	$143,442
Lynn Thompson Hoffman	2006	$60,250	$52,954	$31,488	—	—	—	$144,692
Richard I. Morris, Jr.	2006	$49,250	$52,954	$31,488	—	—	—	$133,692
William J. Shea	2006	$51,687	$52,954	$31,488	—	—	—	$136,129
Dr. Allen L. Sinai	2006	$46,500	$52,954	$31,488	—	—	—	$130,942
John A. Straus(2)	2006	$35,750	$52,954	$31,488	—	—	—	$120,192
Stephen M. Waters	2006	$49,563	$52,954	$31,488	—	—	—	$134,005

(1)	Stock awards include a full year of 2006 stock payments and the 2005 fourth quarter amount issued in the first quarter of 2006.
(2)	Mr. Straus resigned from the Company’s Board of Directors effective October 16, 2006.

Report of the Audit and Risk Management Committee of the Board of Directors

The following is the report of the Audit Committee with respect to the Company’s audited financial statements for the fiscal year ended December 31, 2006. The Audit Committee acts under a written charter which specifies the scope of the Audit Committee’s responsibilities and how it carries out those responsibilities. Each member of the Audit Committee is listed below and is independent within the definition of the NASDAQ Rules.

While the Audit Committee oversees the Company’s financial reporting process for the Board of Directors consistent with the Audit Committee charter, management has primary responsibility for this process, including the Company’s system of internal controls, and for the preparation of the Company’s consolidated financial statements in accordance with U.S. generally accepted accounting principles. In addition, the Company’s independent registered public accounting firm and not the Audit Committee is responsible for auditing those financial statements.

The Audit Committee has reviewed and discussed the Company’s December 31, 2006 audited financial statements with management and with KPMG LLP, the Company’s independent registered public accounting firm (“KPMG”). The Audit Committee also has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications). In addition, the Audit Committee has also received from KPMG the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with KPMG LLP its independence from the Company. The Audit Committee also considered whether KPMG’s provision of non-audit services to the Company is compatible with its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the Securities and Exchange Commission.

The Audit and Risk Management Committee of the Board:

Herbert S. Alexander, Chair

Kathleen M. Graveline, Vice Chair

William J. Shea

Stephen M. Waters

THE FOREGOING REPORT SHALL NOT BE DEEMED TO BE “SOLICITING MATERIAL” OR TO BE “FILED” WITH THE SECURITIES AND EXCHANGE COMMISSION AND SHOULD NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS PROXY STATEMENT INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

Audit Fees

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Company’s annual financial statements for 2006 and 2005, and fees billed for other services rendered by KPMG LLP.

	2006	2005
Audit Fees (1)	$1,829,600	$1,361,000
Audit related fees (2)	$26,000	$27,500

Audit and audit related fees	$1,855,600	$1,388,500
Tax fees	—	—
All other fees	—	—

Total fees	$1,855,600	$1,388,500

(1)	Audit fees for 2006 primarily included fees for audits and reviews, comfort procedures and other SEC filings.
(2)	Audit related fees consisted of fees for the audit of employee benefit plans.

KPMG LLP audited the Company’s financial statements for the year ended December 31, 2006. KPMG has been the Company’s independent registered public accounting firm for more than five years. The Company expects representatives of KPMG to be present at the 2007 Annual Meeting of Stockholders. These representatives will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

The Audit Committee pre-approves all auditing services and the terms thereof (which may include providing comfort letters in connection with securities underwritings) and non-audit services (other than non-audit services prohibited under Section 10A(g) of the Exchange Act or the applicable rules of the Commission or the Public Company Accounting Oversight Board) to be provided to the Company by KPMG; provided, however, the pre-approval requirement is waived with respect to the provision of non-audit services for the Company if the “de minimus” provisions of Section 10A(i)(1)(B) of the Exchange Act are satisfied. There were no services provided under the “de minimus” provision in 2006. The authority to pre-approve non-audit services may be delegated to one or more members of the Audit Committee, who shall present all decisions to pre-approve an activity to the full Audit Committee at its first meeting following such decision.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS

The following table sets forth certain information as of February 1, 2007, regarding (i) the security holdings of each person, including any group of persons, known by the Company to be the beneficial owner of five percent (5%) or more of the outstanding Common Stock, (ii) the beneficial ownership interest in the Common Stock of each director of the Company, and each of the named executive officers of the Company, and (iii) the beneficial ownership interest of all directors and executive officers of the Company, as a group. Except as indicated in the notes following the table below, each person or group has sole voting and investment power with respect to all shares of Common Stock listed.

Name and Business Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Barclay’s Global Investors, NA, 45 Freemont Street, San Francisco, California 94105	1,852,028	(2)	5.07%
FMR Corp, 82 Devonshire Street, Boston, Massachusetts 02109	3,513,037	(3)	9.58%
T. Rowe Price Associates, Inc. 100 East Pratt Street, Baltimore, Maryland 21202	2,240,299	(4)	6.1%
Ownership by Directors and Named Executive Officers*(5)(6)
Herbert S. Alexander	76,200	(7)	**
Peter C. Bennett	108,857	(8)	**
Eugene S. Colangelo	127,703	(9)	**
J. H. Cromarty	68,726	(10)	**
Kathleen M. Graveline	48,511	(11)	**
Lynn Thompson Hoffman	96,521	(12)	**
Richard I. Morris, Jr.	31,594	(13)	**
Jonathan H. Parker	81,990	(14)	**
Walter M. Pressey	186,670	(15)	**
William J. Shea	7,050	(16)	**
Allen L. Sinai	48,147	(17)	**
Timothy L. Vaill	492,477	(18)	1.34%
Stephen M. Waters	7,050	(19)	**
Robert J. Whelan	27,525	(20)	**
All Directors and Executive Officers as a Group (16 persons) (6)	1,501,989	(21)	4.10%

*	Unless otherwise indicated, the address is c/o Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109.
**	Represents less than 1%.
(1)	Beneficial share ownership is determined pursuant to Rule 13d-3 under the 1934 Act. Accordingly, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote such security or the power to dispose of such security. The amounts set forth above as beneficially owned include shares owned, if any, by spouses and relatives living in the same home as to which beneficial ownership may be disclaimed.
(2)	Based on a report filed with the Securities and Exchange Commission as of January 23, 2007, and reflecting a December 31, 2006 position. These securities are owned by various individual and institutional investors for which and are held by the Company in trust accounts for the economic benefit of the beneficiaries of those accounts. For purposes of reporting requirements of the Securities Exchange Act of 1934, Barclay’s is deemed to be the beneficial owner of such securities, however, Barclay’s Global Investors expressly disclaims that it is in fact, the beneficial owner of such securities.
(3)	FMR Corp. on behalf of its direct and indirect subsidiaries and Fidelity International Limited on behalf of its direct and indirect subsidiaries (collectively “Fidelity”) held 3,513,037 shares or 9.621% as of December 31, 2006.

(4)	These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(5)	The amounts set forth as beneficially owned include shares of Common Stock which such persons had the right to acquire within 60 days of February 1, 2007, pursuant to stock options.
(6)	Percentages held by officers and directors individually and as a group are calculated on the basis of 36,658,004 shares of Common Stock outstanding as of February 1, 2007.
(7)	Includes 31,840 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Alexander pursuant to the Directors’ Plan.
(8)	Includes 6,100 shares held as trustee for the Peter C. Bennett Family Irrevocable Trust U/A Dated 12/29/99. Also includes 33,333 shares held in a Grantor Annuity Trust by George F. Bennett. Mr. Bennett disclaims beneficial ownership of all such shares. This also includes 28,240 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Bennett pursuant to the Directors’ Plan.
(9)	Includes 16,236 shares owned by two of Mr. Colangelo’s children. Mr. Colangelo disclaims any beneficial ownership of such shares. This amount also includes 6,766 shares owned by Mr. Colangelo’s wife and 34,540 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Colangelo pursuant to the Directors’ Plan.
(10)	Includes 13,333 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Cromarty pursuant to the 2004 Stock Option and Incentive Plan.
(11)	Includes 32,240 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Ms. Graveline pursuant to the Director’s Plan.
(12)	Includes 23,000 shares owned by Mrs. Hoffman’s husband. Also includes 28,240 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mrs. Hoffman pursuant to the Directors’ Plan.
(13)	Includes 8,840 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Morris pursuant to the Directors’ Plan.
(14)	Includes 34,666 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Parker pursuant to the Long Term Incentive Plan, and the 2004 Stock Option and Incentive Plan.
(15)	Includes 33,859 shares owned by Mr. Pressey’s wife. Also includes 48,000 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Pressey pursuant to the Long Term Incentive Plan, and the 2004 Stock Option and Incentive Plan.
(16)	Includes 3,840 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Shea pursuant to the 2004 Stock Option and Incentive Plan.
(17)	Includes 25,840 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Dr. Sinai pursuant to the Directors’ Plan.
(18)	Includes 12,600 shares owned by Mr. Vaill’s wife. This amount also includes 249,483 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Vaill pursuant to the Long Term Incentive Plan, and the 2004 Stock Option and Incentive Plan.
(19)	Includes 3,840 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Waters pursuant to the 2004 Stock Option and Incentive Plan.
(20)	Includes 7,666 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Whelan pursuant to the 2004 Stock Option and Incentive Plan.
(21)	Includes 646,290 shares subject to options which were exercisable within 60 days of February 1, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company’s officers and directors, and persons who own beneficially more than 10% of the Company’s outstanding shares of Common Stock file reports of ownership and changes in ownership with the Commission and NASDAQ. Based solely upon a review of the reports and amendments thereto filed with the Commission under Section 16(a), copies of which are required to be furnished to the Company under Commission regulations, during and with respect to fiscal year 2006, no officer, director or person who owns beneficially more than 10% of the Company’s outstanding shares of Common Stock failed to file such reports on a timely basis except that Herbert S. Alexander, Kathleen M. Graveline and Robert J. Whelan inadvertently failed to timely file reports with respect to one transaction each. Eugene S. Colangelo inadvertently failed to timely file reports with respect to two transactions. Mrs. Hoffman inadvertently failed to timely file reports with respect to the acquisition of a pecuniary interest in shares held by her spouse.

RELATED PARTY TRANSACTIONS

The Company sends out questionnaires to its directors and officers, and those of its majority or wholly-owned subsidiaries regarding related party transactions. If there are any affirmative responses the Board reviews them and the terms and conditions of any such transactions. There are two related party transactions.

Stephen M. Waters, who is a director of the Company, has two loans for approximately $7.8 million with Boston Private Bank. In addition to this loan, Mr. Waters is also a guarantor on one loan with Boston Private Bank for approximately $236 thousand at December 31, 2006. Mr. Waters also has an unsecured standby letter of credit with a line of $465 thousand and a zero balance as of December 31, 2006 with Gibraltar. The loans with Boston Private Bank were originated prior to Mr. Waters becoming a director of the Company. All of the loans are current as of December 31, 2006. All loans were made in the ordinary course of business under normal credit terms, including interest rates and collateral requirements prevailing at the time of origination for comparable transactions with other persons, and do not represent more than normal credit risk.

Robert J. Whelan, who is Executive Vice President and Chief Financial Officer of the Company, has an outstanding residential mortgage loan for approximately $198 thousand, as of December 31, 2006, with Boston Private Bank. This loan was originated prior to Mr. Whelan being employed by the Company. This loan was current as of December 31, 2006. This loan was made in the ordinary course of business under normal credit terms, including interest rate and collateral requirements prevailing at the time of origination for comparable transactions with other persons, and does not represent more than normal credit risk.

Equity Compensation Plan Information

The following table provides information as of December 31, 2006 regarding shares of common stock of the Company that may be issued under the Company’s existing equity compensation plans, including the Long Term Incentive Plan, the Directors’ Plan, the 2004 Plan, the 2006 Non-Qualified Employee Stock Purchase Plan (the “2006 Plan”) and the Company’s 2001 Employee Stock Purchase Plan, as amended (the “2001 ESPP”). Footnotes (3), (4) and (5) to the table set forth the total number of shares of common stock of the Company issuable upon the exercise of assumed options as of December 31, 2006, and the weighted average exercise price of these assumed options.

	Equity Compensation Plan Information
Plan category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plan (Excluding Securities Referenced In Column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders (1)	3,812,595	(2),(3),(4),(5)	$23.87	2,645,866	(6)
Equity compensation plans not approved by security holders	N/A		N/A	N/A

Total	3,812,595		$23.87	2,645,866

(1)	Consists of the 2004 Plan, the Long Term Incentive Plan, the Directors’ Plan, the 2006 Plan and the 2001 ESPP.
(2)	Does not include purchase rights accruing under the 2006 Plan and the 2001 ESPP because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period.
(3)	Does not include the outstanding options to acquire 37,095 shares, at a weighted-average exercise price of $8.80 per share, that were assumed in connection with the 2001 merger of Borel Bank & Trust Company with and into a subsidiary of the Company, under the Borel Bank & Trust Company’s 1989 Stock Option Plan. No future options may be granted under the Borel Bank & Trust Company’s 1989 Stock Option Plan.
(4)	Does not include the outstanding options to acquire 132,543 shares, at a weighted average exercise price of $9.30 per share, that were assumed in connection with the 2003 merger of First State Bancorp, under the First State Bank of California 1994 Stock Option Plan (the “FSB Plan”). No future options may be granted under the FSB Plan.
(5)	Does not include the outstanding options to acquire 543,806 shares, at a weighted average exercise price of $5.74 per share, that were assumed in connection with the 2005 merger of Gibraltar Financial Corporation with and into the Company under the Amended and Restated 1996 Employee Stock Incentive Plan and The 2002 Non-Employee Director and Agent Stock Incentive Plan, as amended and restated (the “Gibraltar Plans”). No future options may be granted under the Gibraltar Plans.
(6)	Includes shares available for future issuances under the 2006 Plan and the 2001 ESPP.

SOLICITATION OF PROXIES

The cost of solicitation of proxies in the form enclosed herewith will be borne by the Company. In addition to the solicitation of proxies by mail, the Company’s regular employees may also solicit proxies personally or by telephone. Banks, brokerage houses, custodians, nominees and other fiduciaries have been requested to forward proxy materials to the beneficial owners of shares of Common Stock held of record by them. Such custodians will be reimbursed for their expenses.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors is not aware of any other matters to be considered at the Meeting. If any other matters properly come before the Meeting, the proxies will be voted in accordance with the best judgment of the proxy holders.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

Stockholder proposals intended to be presented at the next annual meeting of stockholders must be received by the Company on or before November 9, 2007, in order to be considered for inclusion in the Company’s proxy statement and form of proxy for that meeting. These proposals must also comply with the rules of the Securities and Exchange Commission governing the form and content of proposals in order to be included in the Company’s proxy statement and form of proxy. Any such proposals should be mailed to: Secretary, Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109.

A stockholder of record who wishes to present a proposal at the next annual meeting, other than a proposal to be considered for inclusion in the Company’s proxy statement described above, must provide written notice of such proposal and appropriate supporting documentation, as set forth in the Company’s By-laws, to the Company at its principal executive office not less than 60 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting (the “Anniversary Date”); provided, however, that in the event the annual meeting is scheduled to be held on a date more than 30 days before the Anniversary Date or more than 60 days after the Anniversary Date, timely notice by the stockholder must be delivered not earlier than the close of business on the later of (a) the 60th day prior to the scheduled date of such annual meeting or (b) the 10th day following the first date on which the date of such annual meeting is publicly disclosed. Proxies solicited by the Board of Directors will confer discretionary voting authority with respect to these proposals, subject to Commission rules governing the exercise of this authority. Any such proposal should be mailed to: Secretary, Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109.

Dear Stockholder,

Please take note of the important information enclosed with this proxy card.

Your vote counts, and you are strongly encouraged to exercise your right to vote your shares.

Please mark the boxes on this proxy card to indicate how your shares will be voted. Then sign the card, detach it and return your proxy vote in the enclosed postage paid envelope.

Your vote must be received prior to the Annual Meeting of Stockholders, Wednesday, April 25, 2007.

Thank you in advance for your prompt consideration of these matters.

Sincerely,

Boston Private Financial Holdings, Inc.

DETACH HERE

Proxy Solicited by the Board of Directors

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

Ten Post Office Square, Boston, Massachusetts 02109

The undersigned hereby constitute(s) and appoint(s) Walter M. Pressey and Margaret W. Chambers, and each of them, as proxies of the undersigned (the “Proxies”), each with full power to appoint his or her substitute, and hereby authorizes each of them to represent and to vote all of the shares of Common Stock of Boston Private Financial Holdings, Inc. (the “Company”), held of record by the undersigned on March 5, 2007, at the Annual Meeting of Stockholders (the “Meeting”) to be held on Wednesday, April 25, 2007 at 10:00 a.m., Boston time, or any adjournments or postponements thereof.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S) AND IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” THE ITEM(S) DESCRIBED IN THE PROPOSAL. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL. A STOCKHOLDER WISHING TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS NEED ONLY SIGN AND DATE THIS PROXY AND RETURN IT IN THE POSTAGE PAID ENVELOPE PROVIDED.

The undersigned hereby acknowledge(s) receipt of a copy of the accompanying Notice of Annual Meeting of Stockholders, the Proxy Statement with respect thereto, the Company’s Annual Report to Stockholders and the Company’s Annual Report on Form 10-K for Fiscal Year 2006, and hereby revoke(s) any proxy or proxies heretofore given. This proxy may be revoked at any time before it is exercised.

PLEASE VOTE, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Annual Meeting Proxy Card

A     Election of Class I Directors

The Board of Directors recommends a vote FOR the listed nominees.

1.	To elect four (4) Class I Directors to serve until the 2010 Annual Meeting and until their successors are duly elected and qualified.

Nominees: 01—Eugene S. Colangelo, 02—Allen L. Sinai, 03—Timothy L. Vaill, 04—Stephen M. Waters

☐	FOR all nominees listed

☐	WITHHOLD authority to vote for all nominees listed

☐	For All Except—To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered boxes to the right.	01	-	☐	Eugene S. Colangelo	02	-	☐	Allen L. Sinai

		03	-	☐	Timothy L. Vaill	04	-	☐	Stephen M. Waters

2.	In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

B      Non-Voting Items

Change of Address—Please print your new address below.

Meeting Attendence Mark this box if you plan to attend the Meeting.	☐

C     Authorized Signatures—Sign Here—This section must be completed for your instructions to be executed.

Please be sure to sign and date this Proxy.

NOTE: Please sign exactly as your name(s) appear(s) hereon. Where there is more than one holder, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

Date (mm/dd/yyyy)—Please print date below	Signature 1—Please keep signature within the box	Signature 2—Please keep signature within the box